Warner Norcross & Judd LLP
Attorneys at Law
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

Telephone (616) 752-2000
Fax (616) 752-2500

February 26, 2009

Ms. Kate McHale
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chemical Financial Corporation Response to Comment Letter dated February 24, 2009 File No. 000-08185

Dear Ms. McHale:

                    We represent Chemical Financial Corporation ("Chemical" or the "Company") as legal counsel to assist the Company in responding to the Commission's letter, dated February 24, 2009 (the "Comment Letter"), in which the Commission provided comments on Chemical's preliminary proxy statement, filed with the Commission on February 18, 2009 (the "Preliminary Proxy Statement"). The Company filed the Preliminary Proxy Statement in connection with a proposal to amend its Restated Articles of Incorporation to authorize for issuance up to 200,000 shares of preferred stock. This letter provides the Company's response to the Commission's comments in the Comment Letter. For convenience of reference, each of the comments in the Comment Letter is set forth in full below and the Company's response to each comment immediately follows.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations. The Company believes that its revised preliminary proxy statement ("Revised Preliminary Proxy Statement") and proxy card filed concurrently with this letter fully responds to and complies with the comments.

Preliminary Proxy Statement on Schedule 14A

Comment 1:

          In accordance with Rule 14a-6(a), please include the proxy card with your revised preliminary proxy statement on Schedule 14A.

Ms. Kate McHale
Securities and Exchange Commission
February 26, 2009

______________________________

Response:

          The Company has filed the proxy card with the Revised Preliminary Proxy Statement.

Comment 2:

          We note that you are asking shareholders to "vote on the proposed amendment to the Restated Articles of Incorporation;" however, Rule 14a-4(a)(3) requires you to identify clearly and impartially each separate matter intended to be acted upon. Please revise your proxy accordingly to identify the specific changes to your Articles of Incorporation.

Response:

          The proxy materials include additional disclosure clarifying that the proposal to amend the Restated Articles of Incorporation is to authorize the issuance of up to 200,000 shares of preferred stock. This additional disclosure can be found in the Notice of Annual Meeting of Shareholders, in the Revised Preliminary Proxy Statement on pages 1, 2, and 7, and the proxy card.

Comment 3:

          We note your press release dated December 18, 2008 in which you announced that you voluntarily declined to participate in the Capital Purchase Program after being approved for participation. Please describe the circumstances under which you would elect to participate in a government sponsored program in the future.

Response:

          If authorized, there are two circumstances under which the Company may elect to issue shares of preferred stock. The first circumstance involves the possibility of a future acquisition of an entity that has participated in U.S. Treasury's Capital Purchase Program ("CPP"). If the Company determined in the future to acquire such an entity, then the Company could be required to issue shares of its preferred stock in substitution for the target entity's preferred stock in order the complete the acquisition. The Company believes that it has sufficiently described this circumstance in the Preliminary Proxy Statement. However, in response to oral discussions with the Commission, the Company

Ms. Kate McHale
Securities and Exchange Commission
February 26, 2009

______________________________

has added additional disclosure on page 7 of the Revised Preliminary Proxy Statement to clarify that it has historically grown through acquisitions of banks and bank holding companies.

                    The second circumstance under which the Company may issue shares of preferred stock is if it determined in the future to participate in U.S. Treasury's Troubled Assets Relief Program ("TARP") (but not the CPP) or other government program that may be established in the future. It is difficult to describe in further detail the circumstances under which the Company may determine to participate in the TARP or other government program because the Company does not know (nor can it predict) the nature or terms of such a program. Authorizing a class of limited preferred stock will allow the Company to be able to participate without delay in a future government program if it determines in the future that doing so is in the best interests of the Company and its shareholders. Authorizing a class of preferred stock at its annual meeting of shareholders eliminates the need to call a special meeting of shareholders in the future and incur the costs and expenses associated with a special meeting of shareholders. The Company has included additional disclosure on page 7 of the Revised Preliminary Proxy Statement to clarify that the board of directors cannot predict the nature or terms of a future program and that it would evaluate whether participation in any future program is in the best interests of the Company and its shareholders when, and if, any future program is announced.

                    In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                    The Company believes that the Revised Preliminary Proxy Statement and proxy card filed concurrently with this letter fully responds to and complies with the Commission's comments. The Company respectfully requests that the Commission furnish it with prompt notice that the Commission has no further comments on the Revised Preliminary Proxy

Ms. Kate McHale
Securities and Exchange Commission
February 26, 2009

______________________________

Statement and proxy card to allow it to print and file definitive proxy materials without delay. It is imperative that the Company commence mailing of proxy materials to its shareholders as soon as possible.

                    Should you require additional information or explanation of these responses, please call me at (616) 752-2170.

Very truly yours,

/s/ Jeffrey A. Ott

Jeffrey A. Ott